UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated September 12, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

September 12, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard acquires
16 stores in New Mexico (U.S.)
________________________________________________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, September 12, 2005 - Alimentation Couche-Tard Inc. announces that it has, through its subsidiary, Circle K Stores Inc., signed an agreement with Conway Oil Company and Conway Real Estate Company to purchase sixteen stores located in New Mexico. Should this transaction close as planned this December, these acquisitions would add sales of approximately US $66 million to Couche-Tard's revenues and contribute to its earnings on an annualized basis.

The purchase agreement is for sixteen convenience stores currently operated under the Winners banner with either Shell or Chevron motor fuel, most located in and around Alburquerque, New Mexico, and 10 offer car washes facilities. Pursuant to this transaction, Couche-Tard would buy the land and buildings for ten locations, and would lease the other 6. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time but it will be paid by using internal cash flow.

"We are pleased with this opportunity which allows us to compliment the network expansion plans in the West Coast Division. Consistent with our development strategy, we selected these sixteen stores based on the following criteria: prime locations, potential for growth and quality of people. Under our operation model and with the efficiency of our marketing programs, these sixteen sites will contribute to improve profitability of the West Coast Division. Subsequent to this transaction, our network in the West Coast Division will include a total of 286 stores," indicated Brian Hannasch, Senior Vice-President, Western North America.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. Couche-Tard currently operates a network of 4,861 convenience stores, 3,016 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Source
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
Brian Hannasch, Senior Vice-President, Western North America
Tel: (602) 728-3114
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.